Exhibit 12.1

Booking Holdings Inc.
Ratio of Earnings to Fixed Charges
(In thousands, except ratio data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Earnings Computation:
Earnings before income taxes	$1,208,911	$863,117	$1,962,248	$1,390,727
Fixed charges	77,512	70,527	160,843	135,240
Total earnings as adjusted	$1,286,423	$933,644	$2,123,091	$1,525,967

Fixed Charges Computation:
Interest expense	$64,837	$60,942	$135,072	$116,659
Assumed interest element included in rent expense	12,675	9,585	25,771	18,581
Total fixed charges	$77,512	$70,527	$160,843	$135,240

Ratio of earnings to fixed charges	16.6	13.2	13.2	11.3